INTRALINKS HOLDINGS, INC.
November 23, 2015
VIA EDGAR

Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Kathleen Collins

Re:	Intralinks Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 13, 2015
File No. 001-34832

Dear Ms. Collins:

We have received the comment letter dated November 16, 2015 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above referenced filing made by Intralinks Holdings, Inc. (the “Company”). Per our conversation with your colleagues, Ms. Pyles and Ms. Sweeney, on November 20, 2015, I am writing to confirm that the Staff has agreed to allow the Company until December 11, 2015 to respond to the Comment Letter. We extend our thanks to the Staff for allowing this extension and confirm that we will respond to the Comment Letter on or before December 11, 2015.

Very truly yours,

/s/ Scott N. Semel
Scott N. Semel
As Executive Vice President, General Counsel and Secretary of Intralinks Holdings, Inc.

cc:	Eiko Yaoita Pyles, Securities and Exchange Commission
Joyce Sweeney, Securities and Exchange Commission
Christopher J. Lafond, Chief Financial Officer, Intralinks Holdings, Inc.
Jolie M. Siegel, Senior Vice President, Deputy General Counsel and Assistant Secretary, Intralinks Holdings, Inc.
Stephen M. Davis, Goodwin Procter LLP
Daniel Lang, Goodwin Procter LLP